ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

September 19, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 4561

Attn: Mr. Daniel L. Gordon
Branch Chief

Dear Mr. Gordon:

We are responding to your letter dated September 5, 2008 concerning our Form 10-KSB dated 09/30/2007 and Forms 10-QSB for the quarters ended 12/31/07, and 03/31/08. Our response will correspond to the points referenced in your letter. The Registrant, ISA International Inc., will be referred to in this letter as the "Company" or "ISAT".

Form 10-KSB for the year ended September 30, 2007

1. Note 7 Extraordinary Gain and Subsequent Events
   Gain on shares of ISAT common stock.

In our case, the original transaction was with a California corporation from whom we purchased portfolio distressed debt inventory assets in exchange for our 1,250,000 shares of our Company's common stock valued at $1,094,900. This transaction was finalized prior to June 30, 2005.

Subsequently, the California Corporation went into bankruptcy and the bankruptcy court ended up with possession of our Company's shares as an asset of the bankrupt estate. After several court hearings and extensive discussions with the Trustee of the estate, we concluded a settlement of the case with the estate and we received our common stock shares back from the court along with various other concessions and property of the estate for which we have an undetermined value. Our costs and expenses for our defense of our purchase of the estates assets in June 2005, exclusive of the specific asset purchase itself of $1,094,000 in distressed debt portfolios, were almost $900,000. The settlement with the bankruptcy court included terminating our lawsuit against the bankruptcy court in an adversarial proceeding and also obtaining from them the rights to other assets of the estate assets which value we are currently assessing as to fair market value. We also remitted $75,000 as a cash settlement to the bankruptcy court for their costs and expenses to date.

Our Company received the 1,250,000 shares of our Company's common stock with tangible value less than that which we had previously issued to the California Company. We estimated the market value of our shares to be $0.43 per share or $537,500 which was the average closing price of our stock at the time of the transaction. This was a non-cash transaction. We recorded a debit to our Treasury Stock Balance Sheet account and a credit to Income - Extraordinary gain on Lawsuit settlement shares of $537,000.
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We did not retire these shares as we have a potential buyer for these shares.
This transaction was recorded at the direction and advice of our auditors, De Joya Griffith and Company, Certified Public Accountants, Henderson, NV. Since the original transaction that issued the shares involved a credit to Additional Paid In Capital for the value of the common shares in excess of their related par value in exchange for portfolio debt inventory assets, we did not feel it was appropriate to credit APIC again when the shares were returned to us especially since we did not have to return the portfolio debt inventory assets originally purchased by our Company.

We feel this produced a gain because we acquired settlement assets with tangible value, the market value of our common stock shares at the date of acquisition. If we sell these Treasury Stock shares, in accordance with generally accepted accounting principles, we would record a credit to Treasury Shares and debit Cash and either debit or credit APIC if it is sold for more or less than the original cost respectively.

ISAT has previously incurred litigation costs and expenses and debt portfolio write-downs totaling in excess of $878,000. This transaction results in ISAT recovering part of its prior losses and expenses for the value of the stock received back. We do not believe a change in accounting treatment is warranted at this time and believe no restatement is necessary. Both our Company and our auditors did review the FASB issued FAS No. 159, including the amendment of FASB Statement No. 115, in particular the fair value option method therein, prior to the finalization of the financial statements for the year ended September 30, 2007.

We recently again discussed the necessity of this required response to the SEC with our auditors and they again concur, that the accounting treatment for the obtainment of our common shares back from the estate of the bankrupt company in California was correct as recorded in the books and records of our Company. Our joint position is that the "treasury stock accounting" rules you refer to will commence with the disposition of the specific 1,250,000 common shares that were re-acquired by our Company by the three companies that were a part of the bankrupt estate assets.


Form 10-QSB for the period ended June 30, 2008
2. Exhibit 31.1 Section 302 Certification

We have revised our reporting accordingly to comply with Item 601(b) (31) of Regulation S-B for our Section 302 Certification per your suggestions. Please refer to the exhibit 31.1 attached. We will file a revised 10-KSB for the period ended 09-30-2007 and Form 10-QSB for the periods ended 12-31-07 and 03-31-08 with the revised certifications.

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
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3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC. We will attempt to conduct a more thorough quality review of our future submissions to reduce the probability of similar errors referenced in your letter and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.